Exhibit 99.2

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLY THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. T05017-P59499 For Against Abstain ! ! ! ! ! ! RADCOM LTD. RADCOM LTD. 24 RAOUL WALLENBERG ST. TEL AVIV ISRAEL 6971920 PROPOSALS THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1A, 1B AND 2–6. 1a. Re-election of Mr. Sami Totah as a director until the third annual general meeting following the Meeting. 1b. Re-election of Mr. David Ripstein as a director until the third annual general meeting following the Meeting. 2. Amendment of Article 70 of the Company's Amended and Restated Articles of Association, in the form attached as Annex A to the Proxy Statement. 3. Approval of the updated form of indemnification agreement for the Company's directors and officers, in the form attached as Annex B to the Proxy Statement. 4. Amendment of the Company's Amended and Restated Articles of Association by adding an exclusive forum provision as Article 72, in the form attached as Annex C to the Proxy Statement. 5. Approval of a 15% adjustment to the cash compensation payable to the Company's non-executive directors. 6. Re-appointment of Kost Forer Gabbay & Kasierer, a Member of EY Global, as independent auditors until the next annual general meeting, and authorization of the Audit Committee to fix their remuneration for the fiscal year ending December 31, 2026. For the full wording of the proposed resolutions please review the Proxy Statement IMPORTANT NOTE: By voting by proxy card, voting instruction form, telephone or Internet, you will be deemed to confirm that you are not a controlling shareholder and do not have a personal interest in Proposal 3. If you are a controlling shareholder or have such a personal interest, notify Hod Cohen, Chief Financial Officer, at +972-77-774-5060 or hod.cohen@radcom.com. Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title. Joint owners should each sign. All holders must sign. NOTE: To present and discuss the Company's consolidated financial statements for the year ended December 31, 2025, and to transact such other business as may properly come before the Meeting or any adjournment thereof. ! ! ! ! ! ! ! ! ! ! ! ! ! ! ! VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on December 2, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on December 2, 2026. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

T05018-P59499 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. RADCOM LTD. Annual General Meeting of Shareholders December 3, 2026 This proxy is solicited by the Board of Directors The shareholder(s) hereby appoint(s) Benny Eppstein, the Company's Chief Executive Officer, and Hod Cohen, the Company's Chief Financial Officer, or either of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of RADCOM LTD. that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at 4:00 PM, Israel time on December 3, 2026, at 24 Raoul Wallenberg Street, Tel Aviv, Israel 6971920, and any adjournment or postponement thereof. IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED SHAREHOLDER IS CONFIRMING THAT HE, SHE OR IT IS NOT A "CONTROLLING SHAREHOLDER" AND DOES NOT HAVE A "PERSONAL INTEREST" (AS SUCH TERMS ARE REFERRED TO IN THE PROXY STATEMENT) IN THE APPROVAL OF PROPOSAL 3 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF THAT PROPOSAL. THE COMPANY IS NOT AWARE OF ANY SHAREHOLDER WHO IS A CONTROLLING SHAREHOLDER. IF YOU BELIEVE THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST IN THE APPROVAL OF PROPOSAL NO. 3, PLEASE NOTIFY HOD COHEN, THE COMPANY'S CHIEF FINANCIAL OFFICER, AT C/O RADCOM LTD., 24 RAOUL WALLENBERG STREET, TEL AVIV, ISRAEL 6971920, TELEPHONE: +972-77-774-5060, OR EMAIL HOD.COHEN@RADCOM.COM. PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN "INTERESTED SHAREHOLDER". This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations. Any and all proxies heretofore given by the undersigned are hereby revoked. Continued and to be signed on reverse side